Exhibit 99.71
CONSENT
To: OceanaGold Corporation (the “Company”)
Re: Registration Statement on Form 40-F of the Company
The undersigned has reviewed and approved certain technical and scientific information (the “Reviewed Information”) contained in, referenced in, or incorporated by reference into the Form 40-F (as defined below).
Additionally, the undersigned is an author of the Technical Reports identified below (collectively, the “Technical Reports”):
•Technical report titled “NI 43-101 Technical Report Macraes Gold Mine Otago, New Zealand”, with a report date of March 28, 2024, and with an effective date of December 31, 2023, originally prepared for the Company; and
•Technical Report titled “NI 43-101 Technical Report – Macraes Operation, Otago, New Zealand”, with a report date of March 27, 2026, and with an effective date of December 31, 2025.
The undersigned understands that the Company wishes to make reference to my name and the Reviewed Information and the Technical Reports in the Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). The undersigned further understands that the Company wishes to use extracts and/or information from the Reviewed Information and the Technical Reports in the Form 40-F. The undersigned has been provided with a copy of the Form 40-F and has reviewed the proposed disclosures identified above.
Accordingly, in respect of the Form 40-F, the undersigned does hereby consent to:
•the use of, and references to, my name, including my status as an expert or “qualified person”;
•the use of, and references to, the Reviewed Information and the Technical Reports in the Form 40-F; and
•the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the Reviewed Information and the Technical Reports, or portions thereof, that were prepared by the undersigned, that the undersigned supervised the preparation of and/or that the undersigned has reviewed and approved.
Dated: March 27, 2026
Matthew Grant

/s/ Matthew Grant
Matthew Grant, PhD Applied Geology, MAIG, MAusIMM OceanaGold Corporation